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                                                              EXHIBIT (99)







                            Pacific Telecom, Inc.

                            Item 1. Business and
                             Item 2. Properties

                      1996 Annual Report on Form 10-K


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                                     DEFINITIONS

When the following terms are used in the text, they will have the meanings indicated:


    TERM                               MEANING


    Alaska Spur              A portion of the North Pacific Cable that links
                             Alaska and the lower 48 states

    AT&T                     AT&T Corp.

    Alascom Alascom, Inc., a wholly-owned subsidiary of PTI until its sale to AT&T in August 1995

    Company                  PTI and its subsidiaries

    FCC                      Federal Communications Commission

    FMUS                     Fairbanks Municipal Utility System

    GTE                      GTE North Incorporated

    Holdings PacifiCorp Holdings, Inc., a wholly-owned subsidiary of PacifiCorp

    LEC                      Local exchange company

    MSA                      Metropolitan statistical area

    NPC North Pacific Cable, a submarine fiber optic cable between the U.S. and Japan

    PCS                      Personal communication services

    PTC Pacific Telecom Cable, Inc., an 80 percent owned subsidiary of PTI

    PT Cellular              Pacific Telecom Cellular, Inc., a wholly-owned
                             subsidiary of PTI

    PT Transmission          Pacific Telecom Transmission Services, Inc., a
                             wholly-owned subsidiary of PTI

    PTI                      Pacific Telecom, Inc., a Washington corporation

    RSA                      Rural service area

    U.S.                     United States of America

    USF                      Universal Service Fund

    USWC                     US WEST Communications, Inc.


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                                        PART I


Item 1.   BUSINESS

INTRODUCTION

    PTI was organized in 1955 to provide telephone service to suburban and rural communities principally in the Pacific Northwest. Since that time, the Company has grown significantly through acquisitions and expansion of its service offerings in several areas within the telecommunications industry. This expansion included investments in cellular telephone operations, international communications, including the construction of a trans-Pacific fiber optic cable and, until August 1995, the provision of long distance services in the State of Alaska through Alascom. Over the past few years, the Company's strategy has been to focus on its core business of providing local exchange service to suburban and rural markets and to divest its diversified portfolio of noncore businesses. This strategy has been implemented through the acquisition of LECs, the sale of certain international operations, the consolidation and sale of cellular holdings, and the sale of Alascom to AT&T.

    The Company is a wholly-owned subsidiary of Holdings, which is a wholly-owned subsidiary of PacifiCorp. On September 27, 1995, holders of a majority of the approximately 5.3 million shares of outstanding common stock held by minority shareholders voted in favor of the merger of a wholly-owned subsidiary of Holdings into the Company. As a result of the merger, the Company has a liability at December 31, 1996 of $29.5 million to be paid to dissenters in the merger based on $30.00 per share fair value for their shares, including interest on the liability accrued at a rate equal to 5.97 percent per annum.
The Company also has a receivable from Holdings in the amount of the accrued liability to dissenters. PTI had been a majority-owned subsidiary of PacifiCorp since 1973.


TELECOMMUNICATIONS OPERATIONS

    LOCAL EXCHANGE COMPANIES

         The Company's LECs operate under a common business and brand name, PTI Communications. This marketing concept creates a unified identity for the local operations, improves communication with customers and assists in the marketing of new products and services. As one of the major independent telephone companies in the U.S., the Company's LECs provide both local telephone service and access to the long distance network for customers in their respective service areas. The LECs also provide directory advertising and, through contracts with interexchange carriers, billing and collection services. At December 31, 1996, the Company operated 13 LECs within eleven states comprised of 559,500 access lines in 344 exchanges. The average number of access lines per exchange is approximately 1,626, reflecting the lower population density generally found in the Company's service areas. The Company's largest exchange in terms of access lines is in Kalispell, Montana, which had 26,594 access lines at December 31, 1996. Service areas are located primarily in the states of Alaska, Colorado, Montana, Oregon, Washington and Wisconsin. States also served, but to a lesser extent, include Idaho, Iowa, Minnesota, Nevada and Wyoming. (See "Regulation.") The Company provides centralized administrative and support services to field operations from its corporate offices in Vancouver, Washington.

         The LECs experienced strong internal access line growth in certain service areas, as evidenced by a 5.5 percent increase in access lines served during 1996. As a result of acquisitions in Colorado, Washington and Oregon, the Company added 90,000 access lines in 1995, an increase of 22 percent. The Company has definitive agreements with USWC and GTE to purchase local exchange telephone properties in Minnesota and Michigan, respectively. The Minnesota properties represent 32 exchanges serving 27,100 access lines and the Michigan properties represent eight exchanges serving 11,300 access lines. The Company has a definitive agreement with the City of Fairbanks to acquire its telephone and cellular operations, FMUS, that have approximately 32,000 access lines and 6,800 cellular customers. These acquisitions are subject to regulatory approval and are expected to close in 1997. The Company has letters of intent to acquire operations representing eight exchanges serving approximately 4,300 access lines. These acquisitions are subject to completion of due diligence investigations, negotiations of definitive purchase agreements and regulatory approval.


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    CELLULAR OPERATIONS

         The Company's wholly-owned subsidiary, PT Cellular, is a holding company with subsidiaries in Alaska, Michigan, Oregon, South Dakota, Washington and Wisconsin. The Company has ownership interests with respect to 24 MSAs and RSAs and manages 10 of these interests in Alaska, Michigan and Wisconsin. The Company also manages one other RSA in Wisconsin in which it has no ownership interest. Revenues from cellular operations represented approximately eight percent of total Company revenues in 1996.

         The Company may increase its ownership interests in certain cellular properties in order to achieve ownership control or to consolidate the Company's cellular service areas into larger contiguous units for operating and network efficiencies. This plan may be accomplished through the exchange of existing cellular interests and/or future acquisitions.

         Due to the purchase of cellular properties with the pending FMUS acquisition, the Company would own a portion of both the wireline and non wireline channel blocks in Alaska RSA #1. The FCC rules generally prohibit direct or indirect ownership interest in licensees for both blocks in the same
cellular geographic service areas.   Therefore, the Company will be required to
sell one of the channel blocks located in Alaska RSA #1.

         On January 14, 1997, the FCC completed its auction of 1,479 licenses to provide broadband PCS on the D, E and F blocks in the two GHz frequency band. Each license authorizes service on 10 MHz of spectrum in one of 493 Basic Trading Areas, with three licenses awarded in each area. The Company, through its wholly-owned subsidiary MVI, Corp., was high bidder on eleven licenses in Wisconsin, eight licenses in Michigan, three licenses each in Minnesota and Alaska and one license each in Montana, Iowa and Colorado. The Company's average bid per POP for these licenses was $2.17. These licenses overlap the Company's existing cellular and local exchange properties. The Company continues to evaluate the potential services to be offered within each license area, but anticipates initial deployment of services in some areas to commence in late 1997. The FCC requires that an adequate signal be provided to at least one-quarter of the population of the licensed area within five years of the license grant. Funds to be used to purchase the PCS licences will be provided from the sale of cellular interests in two properties in Wisconsin.


    PACIFIC TELECOM CABLE

         PTC, which is owned 80 percent by PTI and 20 percent by Cable & Wireless plc (C&W), a United Kingdom corporation, is involved in the operation, maintenance and sale of capacity of a submarine fiber optic cable between the U.S. and Japan, known as the NPC. The eastern end of the cable is operated by PTC. The western end is operated by International Digital Communications, Inc.
(IDC), a Japanese corporation. Major IDC shareholders include C. Itoh & Co., Ltd, Toyota Motor Corporation, Pacific Telesis International and C&W.

         The NPC was the first submarine fiber optic cable to provide direct service between the U.S. and Japan. In addition, through the Alaska Spur, it provides the first and only digital fiber optic link between Alaska and the lower 48 states. Service between the U.S. and Japan is carried on three, 420 Mbit/s digital fiber optic pairs, providing a total capacity of 1,260 Mbit/s. Service between Alaska and the lower 48 states is carried on one, 420 Mbit/s digital fiber optic pair. On the eastern end, the cable lands at Pacific City, Oregon and Seward, Alaska. From the landing stations, traffic is transmitted to carrier access centers near Portland, Oregon and Anchorage, Alaska for interconnection with digital communications facilities serving the lower 48 states and Alaska and with facilities transmitting traffic to foreign countries. On the western end, the cable lands at Miura, Japan, and traffic is transmitted to IDC's carrier access centers in Tokyo, Yokohama and Osaka for interconnection with Japanese domestic service providers. For service to points beyond Japan, IDC has constructed a 75-mile submarine cable from Miura to Chikura where it interconnects with other international cables. IDC also participates in the Asia Pacific Cable system that links Miura with Hong Kong, Singapore, Taiwan and Malaysia. (See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about cable outages during 1995.) At December 31, 1996, approximately 59 percent of the cable's 17,010 circuit capacity had been sold.

         PT Transmission provides restoration services for the eastern end of the NPC under the terms of its tariff. In the event of a cable failure, restoration services are provided via a PT Transmission satellite earth station located at Moores Valley, Oregon.


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REGULATION

         The Company's LECs operate in an industry that is subject to extensive regulation by the FCC and state regulatory agencies. Virtually all services are provided in accordance with tariffs filed with the appropriate regulatory agencies. The telecommunications industry continues to undergo change as a result of a series of regulatory, judicial and Congressional proceedings regarding the deregulation of certain aspects of the industry. The FCC and certain state regulatory agencies are also pursuing alternative forms of regulation that depart from traditional rate of return regulation for telecommunications companies such as the Company. These alternatives include opening local exchange franchises to encourage greater competition.

         In 1993, the Wisconsin legislature enacted a new model to manage the transition to a competitive telecommunications marketplace. Telecommunication utilities are permitted to file alternatives to traditional rate-of-return regulation, and the Company's Wisconsin LEC operations received approval of an alternative regulation plan effective July 1, 1996. The plan covers a five-year period and includes a provision that allows the Company to adjust rates within specified parameters if certain quality-of-service and infrastructure-development commitments are met. The alternative regulation plan also included proposed open market initiatives designed to facilitate the introduction of local exchange competition in the Company's Wisconsin service territory.

         On February 8, 1996, President Clinton signed into law the Telecommunications Act of 1996 (the 1996 Act). The 1996 Act addresses a substantial number of telecommunications matters, with a general goal of promoting the development of competitive service provisioning in all telecommunications markets over time, including local exchange services. Among the many issues comprehended by the 1996 Act are those affecting removal of barriers to entry for various geographic and service markets, universal service standards and mechanisms, eligibility for and access to universal service support funding, interconnection and unbundling of telecommunications networks (including exemption, suspensions, and modifications of requirements pertaining thereto for certain classes of carriers), large carrier (Bell Operating Companies) entry into interstate interexchange communications markets, and infrastructure sharing.

         The 1996 Act, which applies generally to the Company, also contains provisions with specific import for the Company's operations. Definitional provisons classify the Company as a "rural telephone company" for certain purposes of the Act. Various of the interconnection and unbundling requirements applicable generally to incumbent local exchange carriers are subject to exemption provisions available to rural telephone companies, which the Company is under the above definition, or to waiver provisions for local exchange companies with less than two percent of the total nationwide access lines, which qualification the Company also meets. The 1996 Act authorizes the establishment of USF to provide support for eligible telecommunications carriers, for which designation the Company believes it will qualify in the future. Management believes these and other provisions will prove consistent with the Company's current and planned operations. The Company recognized USF revenues of $55.1 million in 1996 and anticipates recognition of approximately $56.0 million in 1997.

         With respect to a number of matters, the 1996 Act permits or requires further proceedings by the FCC, or state regulatory commissions, or both. Following the effective date of the 1996 Act, the FCC initiated more than one hundred separate dockets to address various aspects of the 1996 Act's implementation. Also, a Federal-State Joint Board was convened to examine and to make recommendations concerning issues pertaining to future universal service definitions and the establishment of mechanisms for support funding. Independently, a number of state regulatory commissions overseeing the Company's local exchange operations within the states commenced proceedings relating to both the 1996 Act and specific state statutory initiatives and requirements.
The Company has participated actively in all major proceedings which are likely to have an impact upon its future operations and financial performance. Additionally, the Company has helped to organize or has participated, or both, in industry organizations in an effort to communicate its views effectively on these various issues.

         The Company believes that the 1996 Act, and the regulatory proceedings deriving therefrom, continue to prove consistent with the long-term strategic plan of the Company. Based in part upon the rural nature of the Company's operations and the recognition currently being accorded to rural serving requirements in the 1996 Act and derivative regulatory proceedings, the Company does not believe that the Act and its associated regulatory interpretations will have a material advese impact on the Company's financial results of operations.

         The Company's cellular interests are regulated by the FCC with respect to the construction, operation and technical standards of cellular systems and the licensing and designation of geographic boundaries of service areas. Certain states also require operators of cellular systems to satisfy a state certification process to serve as cellular operators.


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EMPLOYEES

         At December 31, 1996, the Company had 2,187 employees, approximately
32 percent of whom were members of five different bargaining units. These units are represented by the International Brotherhood of Teamsters, the International Brotherhood of Electrical Workers, Communication Workers of America or the NTS Employee Committee. Relations with represented and non-represented employees continue to be generally good.


Item 2.   PROPERTIES

         The telephone properties of the Company's LECs include central office equipment, microwave and radio equipment, poles, cables, rights of way, land and buildings, customer premise equipment, vehicles and other work equipment. Most of the Company's division headquarters buildings, telephone exchange buildings, business offices, warehouses and storage areas are owned by the Company's LECs. Approximately 39 percent of plant assets are pledged to secure long-term debt. In addition, certain of the LECs' microwave facilities, central office equipment and warehouses are located on leased land. Such leases are not considered material, and their termination would not substantially interfere with the operation of the Company's business. (See "Item 1. Business - Telecommunications Operations - Local Exchange Companies" for information regarding the states in which the Company has LEC operations.)

         PT Cellular's subsidiaries are partners in partnerships that own or lease switching facilities, cell site towers, cell site radio equipment and other equipment required to furnish cellular service to the areas they serve. (See "Item 1. Business - Telecommunications Operations - Cellular Operations" for information regarding the states in which the Company has cellular operations.)

         The properties of PTC and PT Transmission include a satellite transmit and receive earth station, located at Moores Valley, Oregon, fiber optic cables, land, buildings, operating facilities and business offices, all of which are owned. In addition, PTC leases a duplicate cable for backup between Pacific City, Oregon and Portland, Oregon and business office space. PTC also holds in inventory its portion of the unsold capacity in the NPC and backhaul facilities.

         The Company's executive, administrative, purchasing and certain engineering functions are headquartered in Vancouver, Washington. The Company has a 50 percent ownership interest in its headquarters building and, through a long-term lease, occupies approximately 63 percent of the 225,000 square-foot building. The Company owns two mainframe computers and leases most of the other equipment used in conjunction with providing data processing services.


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